China 3C Group Address: 368 HuShu Nan Road HangZhou City, Zhejiang Province, China 310014 Tel: 086-0571-88381700

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

Re:       China 3C Group
Request for Withdrawal of Registration Statement on Form S-8
File No. 333-141173

Ladies and Gentlemen:

Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), China 3C Group (the “Company”) hereby requests that the Securities and Exchange Commission withdraw the Company’s Registration Statement on Form S−8, including all exhibits thereto, File No. 333-141173, filed on March 9, 2007 (the “Registration Statement”).

The Registration Statement registered 180,000 additional shares of common stock for issuance under the China 3C Group Amended 2005 Equity Incentive Plan (the “Plan”).  The Plan, however, expired on December 31, 2006, making any issuance of those 180,000 additional shares of common stock invalid.

The Company believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors. The Company represents that no securities have been sold pursuant to the Registration Statement.

The Company requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the order to the Company’s counsel, Mitchell Nussbaum of Loeb & Loeb LLP, at (212) 407-4990.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against any future filing fees.

If you have any questions about this withdrawal request, please contact Mitchell S. Nussbaum at (212) 407-4159.

Very truly yours,

China 3C Group

By: /s/ Zhenggang Wang
Name:  Zhenggang Wang
Title:    Chief Executive Officer and Chairman